Exhibit 99.1

Itaú INVESTOR RELATIONS

RESULTS FOR THE 1ST QUARTER OF 2019

DISCLOSURE: MAY 02, 2019
TELECONFERENCES: MAY 03, 2019

Itaú Unibanco Holding S.A. (B3: ITUB4 and ITUB3 and NYSE: ITUB) informs that it will disclose its quarterly results on the Investor Relations website on May 02 (Thursday) after the closing of the stock markets in Brazil and the United States.

We have the pleasure to invite you to participate in our teleconferences on May 03 (Friday) at the times informed below:

SCHEDULE OF THE TELECONFERENCES

English

09:00 AM (EDT)
10:00 AM (Brasília time)

(1-844) 204-8942 (toll free from USA)
(1-412) 717-9627 (other countries)
(55-11) 2820-4001 or
(55-11) 3193-1001 (in Brazil)

Portuguese

10:30 AM (EDT)
11:30 AM (Brasília Time)

(55-11) 2820-4001
(55-11) 3193-1001

To watch them on the Internet, please access: www.itau.com.br/relacoes-com-investidores and the audio broadcast is compatible with any browser and mobile devices (IOS and Android).

On our Investor Relations website, please click on the banner and register in advance for the teleconference

PRESENTATION

Candido Bracher
President and CEO (Chief Executive Officer)

Milton Maluhy Filho
Executive Vice President, CFO (Chief Financial Officer) and CRO (Chief Risk Officer)

Alexsandro Broedel
Group Executive Finance Director and Head of Investor Relations

The conference calls will also be archived in audio format on the same website. To access an audio replay of the conference calls, which will be available until May 09, 2019, dial (55 11) 3193-1012 or (55 11) 2820-4012. Access codes: 4937034# (call in Portuguese) and 7174800# (call in English). On the morning of the conference call, the slide presentation will be available for viewing and downloading. If you have any questions, please contact RIWeb customer service, at (55 11) 3897-0855 or atendimento@riweb.com.br.

Access code: Itaú Unibanco

investor.relations@itau-unibanco.com.br

www.itau.com.br/investor-relations